Template one

Subject: **Exciting Investment Opportunity: Accelerate Biochar Life's Growth with a Revenue Share Deal**

Dear [Investor's Name],

I am messaging to share that Biochar Life is embarking on a new phase of accelerated growth. Following our impressive achievements this year, including a 5x revenue increase and significant environmental impact, we are raising $500k to further propel our mission.

Highlights of Our Progress:

- Rapid Growth: Achieving a 5x increase in revenue in just 12 months.
- Environmental Impact: Successfully removing over 10,000 tonnes of CO2.
- Empowering Communities: Working with over 750 smallholder farmers, 60% of whom are women.
- Improving Livelihoods: Almost $500k has been paid to communities.

An Invitation to Invest and Discuss: We are launching our Wefunder campaign with an exceptional offer. For the first $100,000 raised, investors will receive a 2x ROI with repayments starting as soon as the campaign closes, demonstrating our confidence in Biochar Life's promising future.

Let's Talk: When you have the time I would like to discuss this investment with you personally. Let's arrange a call to explore how you can contribute to our journey towards sustainable development and growth.

Visit our campaign page here for more details, and let's set a time to talk. Your support is crucial to our mission of harnessing the power of biochar for lasting environmental and social impacts.

Looking forward to our conversation.

Warm regards,

[Your Name]

[Your Position]

Biochar Life

Template two

Subject: **An Exclusive Investment Opportunity with Biochar Life – Let's Discuss!**

Dear [Investor's Name],

Reflecting on Biochar Life's impactful year, I'm excited to share a unique opportunity that marks the beginning of our next growth phase. Our achievements, including substantial revenue growth, significant carbon removal, and empowering hundreds of smallholder farmers, have laid a strong foundation for future expansion.

Highlights of Our Progress:

1. **Rapid Growth:** Achieving a 5x increase in revenue in just 12 months.
2. **Environmental Impact:** Successfully removing over 10,000 tonnes of CO2.
3. **Empowering Communities:** Working with over 750 smallholder farmers, 60% of whom are women.
4. **Improving Livelihoods:** Almost $500k has been paid to communities.

An Invitation to Invest and Discuss: We are now launching our Wefunder campaign with an exceptional offer. For the first $100,000 raised, investors will receive a 2x ROI and repayments start immediately after the campaign closes. This is a testament to our confidence in Biochar Life's future and our commitment to our investors.

Let's Talk: I would love the opportunity to discuss this investment personally with you. Let's arrange a call at your convenience to explore how you can be a part of our journey towards sustainable development and growth.

Visit our campaign page here for more details, and let's set a time to talk. Your support could make a pivotal difference in our mission to harness the power of biochar and create lasting environmental and social impacts.

Looking forward to our conversation.

Warm regards,

[Your Name]

[Your Position]

Biochar Life

Template three

Subject: **Join Biochar Life's Exciting Journey - Exclusive Early Investment Opportunity!**

Dear [Investor's Name],

As we approach the end of an eventful year, we at Biochar Life are eager to celebrate our achievements and look towards future growth. Our 2023 journey has been remarkable, marked by milestones such as a 5x increase in revenue, removing over 10,000 tonnes of CO2, engaging over 750 smallholder farmers, and securing a $150,000 investment from Corus International.

We are thrilled to announce the launch of our Wefunder campaign, a critical step in our expansion. This is an invitation to join us in transforming the future.

What This Opportunity Offers:

- Exclusive Early Investment Benefits: For the first $100,000 raised, we're offering a 2x Return on Investment. After this, the ROI is 1.75x.
- Commitment to Sustainability: Our work aligns with various Sustainable Development Goals, focusing on innovative biochar technology and environmental solutions. By investing in Biochar Life, you're supporting a greener, more sustainable future.

Take the Next Step: Ready to be a part of this venture? Visit our campaign page here to make your investment. Act now to leverage the early investor advantage!

Your contribution will help us scale new heights and deepen our impact. We value the power of collective effort and are excited to welcome you to our investor community.

Thank you for considering this unique opportunity. Together, we can achieve even greater success.

Warm regards,

[Your Name]

[Your Position]

Biochar Life

Template four (short version)

Subject: **Join Biochar Life's Growth Journey - Exciting Investment Opportunity!**

Dear [Investor's Name],

Reflecting on a year of growth and impact at Biochar Life, we're launching our Wefunder campaign. This year, we've achieved a 5x revenue growth and significant environmental contributions, setting a strong stage for further expansion.

Investment Highlights:

- Exclusive ROI Offer: The first $100,000 in investments earns a 2x ROI.
- Sustainable Impact: Our work empowers communities and drives environmental change.

Join Us: Visit our campaign page here to learn more. Let's discuss how you can be part of this exciting journey.

Warm regards,

[Your Name]
[Your Position]

Biochar Life

<u>Jason's example</u>
Dear friends,

I hope you're all doing well. I wanted to share some exciting news about my involvement with Warm Heart, a non-profit organization working in Southeast Asia and Africa. Our main focus has been on supporting small-scale farmers, particularly those who are often overlooked and marginalized.

As part of my journey with Warm Heart, we've launched a social enterprise called Biochar Life, which is a public benefit company. Our mission is to help small-scale farmers increase their income by leveraging biochar for their fields while helping them sell their carbon removal credits to customers like Microsoft and others.

Over the past couple of years, we've carefully tested and refined this concept with support from early investors and customers. Following our impressive achievements in 2023, including a 5x revenue increase and significant environmental impact, we are raising $500k to further propel our mission.

Highlights of Our Progress

- Rapid Growth: Achieving a 5x increase in revenue in just 12 months.
- Environmental Impact: Successfully removing over 10,000 tonnes of CO_2.
- Empowering Communities: Working with over 750 smallholder farmers, 60% of whom are women.
- Improving Livelihoods: Almost $500k has been paid to farmers and their communities.

An Invitation to Invest
Now, we're at a point where we want to expand our efforts to help even more farmers and their local communities. To make this expansion possible, we've launched a crowdfunding campaign on WeFunder.

We are launching our Wefunder campaign with an exceptional offer. For the first $100,000 raised on the campaign, investors will receive a 2x ROI with quarterly repayments starting as soon as the campaign closes, demonstrating our confidence in Biochar Life's promising future.

We believe that this is a great opportunity for those who want to make a positive impact on climate change, support small-scale farmer communities, and potentially earn a return on their investment.

If you're interested in learning more and possibly getting involved, you can find more details and invest through the following WeFunder link:

https://wefunder.com/biochar.life

We truly appreciate you taking the time to consider this investment opportunity. Your support means the world to us, and together, we can make a significant difference in the lives of these farmers and the environment.

Thank you.